Exhibit 99.1

Nano Labs Announces Second Half of 2024 Financial Results

HONG KONG, March 25, 2025 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced its unaudited financial results as of December 31, 2024 and for the six months ended December 31, 2024.

Second Half of 2024 Financial Highlights

●	Net revenue was RMB15.9 million (US$2.2 million) for the second half of 2024, compared to RMB26.1 million in the same period of 2023.

●	Gross profit was RMB11.6 million (US$1.6 million) for the second half of 2024, compared to a gross loss of RMB40.6 million in the same period of 2023.

●	Loss from operations was RMB39.8 million (US$5.5 million) for the second half of 2024, compared to a loss from operations of RMB124.4 million in the same period of 2023.

●	Net loss was RMB60.4 million (US$8.4 million) for the second half of 2024, compared to a net loss of RMB120.0 million in the same period of 2023.

●	Net loss per share (both basic and diluted) was RMB6.01 (US$0.84) for the second half of 2024, compared to a net loss per share (both basic and diluted) of RMB19.12 in the same period of 2023.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “The year 2024 brings many opportunities as the Company expanded its business. We have formally established Bitcoin value investment as a new business sector and adopting Bitcoin as our primary reserve asset. As of the date of this press release, the Company holds about 400 BTC with a total purchase price of around $40 million.

Furthermore, in December 2024, we released upgraded complete machine equipped with the Cuckoo 3.0 iteration chip, which shows enhanced performance that achieves world-leading standard. This important improvement provides us with a key advantage to grow our market share. With the accelerated evolution of AI, we plan to create AI applications within the Web3.0 ecosystem and focus on integrating AI with Web3.0 technologies.

Through our visionary strategic planning and persistent execution, we remain committed to deepening our expertise in the Web3.0 domain. We believe we are able to create great value and deliver strong results for our supporters.”

Mr. Bing Chen, Chief Financial Officer of the Company, commented, “for the second half of 2024, our net revenue was RMB15.9 million (US$2.2 million). In addition, the net loss was RMB60.4 million (US$8.4 million) for the six months ended December 31, 2024, compared to a net loss of RMB120.0 million in the same period of 2023. We are confident that we are able to to deliver exceptional value creation and present a satisfactory performance report to our stakeholders.”

Second Half of 2024 Financial Results

Net Revenues

Net revenue was RMB15.9 million (US$2.2 million) for the second half of 2024, compared to RMB26.1 million for the same period of 2023. The decrease in net revenues was primarily due to the decrease in sales volume of iPollo V Series.

Cost of Revenues

Cost of revenues was RMB4.3 million (US$0.6 million) for the second half of 2024, compared to RMB66.6 million for the same period of 2023. The change was mainly due to the decrease in sales volume and less inventory write-down recorded.

Operating Expenses

Total operating expenses decreased by 38.7% to RMB51.4 million (US$7.1 million) for the second half of 2024 from RMB83.8 million for the same period of 2023.

●	Selling and marketing expenses decreased by 17.7% to RMB4.8 million (US$0.7 million) for the second half of 2024, from RMB5.8 million for the same period of 2023. The decrease in selling and marketing expenses was primarily due to the decrease in employee salary expenses.

●	General and administrative expenses increased by 13.5% to RMB25.4 million (US$3.5 million) for the second half of 2024, from RMB22.4 million for the same period of 2023. The increase in general and administrative expenses was primarily due to the increase in depreciation expenses.

●	Research and development expenses decreased by 61.9% to RMB21.2 million (US$3.0 million) for the second half of 2024, from RMB55.6 million for the same period of 2023. The decrease in research and development expenses was primarily due to the decrease in salary expenses, material fees, and equipment fees.

Loss from Operations

Loss from operations was RMB39.8 million (US$5.5 million) for the second half of 2024, compared with loss from operations of RMB124.4 million for the same period of 2023.

Finance Expenses

Finance expenses was RMB2.0 million (US$0.3 million) for the second half of 2024, compared with finance income of RMB0.7 million for the same period of 2023.

Interest Expenses

Interest expenses was RMB4.9 million (US$0.7 million) for the second half of 2024, compared with nil for the same period of 2023. The change was due to the completion of construction in progress and cease of interest capitalization during the first half of 2024.

Change in fair value of cryptocurrencies

Change in fair value of cryptocurrencies was RMB 15.7 million (US$2.2 million) loss for the second half of 2024, compared with nil for the same period of 2023.

Net Loss

Net loss was RMB60.4 million (US$8.4 million) for the second half of 2024, compared with RMB120.0 million in the same period of 2023.

Basic and Diluted Loss Per Ordinary Share attributable to Nano Labs Ltd

Basic and diluted loss per share was RMB6.01 (US$0.84) for the second half of 2024, compared with basic and diluted loss per share of RMB19.12 for the same period of 2023.

Cash and Cash Equivalents

As of December 31, 2024, the Company had cash and cash equivalents of RMB32.4 million (US$4.5 million), compared with RMB48.2 million as of December 31, 2023.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.1884 to US$1.00, the central parity rate on December 31, 2024 published by the People’s Bank of China.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income/(loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense.

We present the non-GAAP financial measure because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges and non-operating items. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Beijing Time) on March 25, 2025.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://s1.c-conf.com/diamondpass/10046219-hj76t5.html

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://ir.nano.cn/.

A telephone replay of the call will be available until 1 April 2025 via the following dial-in details:

Dial-in Numbers:

US/Canada:	1855 883 1031
Hong Kong:	800 930 639
China:	400 1209 216
Replay PIN:	10046219

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

Consolidated Balance Sheets
(Unaudited)
	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	48,164,664	32,431,081	4,511,585
Restricted cash	417,990	418,722	58,250
Accounts receivable, net	1,739,065	572,803	79,683
Inventories, net	12,874,986	29,866,418	4,154,807
Prepayments	24,386,010	4,606,066	640,764
Other current assets	37,908,092	55,858,433	7,770,635
Cryptocurrencies	-	242,889,085	33,789,033
Total current assets	125,490,807	366,642,608	51,004,757
Non-current assets:
Property, plant and equipment, net	169,653,582	197,341,915	27,452,829
Intangible asset, net	47,731,288	46,745,444	6,502,900
Operating lease right-of-use assets	7,424,554	5,203,525	723,878
Total non-current assets	224,809,424	249,290,884	34,679,607

TOTAL ASSETS	350,300,231	615,933,492	85,684,364

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term debts	20,000,000	18,000,000	2,504,034
Current portion of long-term debts	3,410,000	5,350,000	744,255
Accounts payable	16,875,586	18,101,451	2,518,147
Advance from customers	107,826,617	98,895,905	13,757,708
Operating lease liabilities, current	3,479,752	1,914,109	266,277
Other current liabilities	90,978,171	67,163,217	9,343,278
Total current liabilities	242,570,126	209,424,682	29,133,699
Non-current liabilities:
Long-term debts	120,260,783	170,683,636	23,744,315
Operating lease liabilities, non-current	3,730,672	2,917,350	405,841
Total non-current liabilities	123,991,455	173,600,986	24,150,156
Total liabilities	366,561,581	383,025,668	53,283,855
Shareholders’ equity (deficit):
Class A ordinary shares ($0.002 par value; 12,141,093 and 14,141,093 shares authorized as of December 31, 2023 and 2024, respectively; 4,192,730 and 13,273,596 shares issued as of December 31, 2023 and 2024, respectively; 3,724,236 and 12,815,143 shares outstanding as of December 31, 2023 and 2024, respectively)*	50,106	176,842	24,601
Class B ordinary shares ($0.002 par value; 2,858,909 shares authorized; 2,858,909 shares issued and outstanding as of December 31, 2023 and 2024)*	36,894	36,894	5,132
Additional paid-in capital	428,310,028	780,499,664	108,577,662
Accumulated deficit	(452,031,693)	(565,218,741)	(78,629,283)
Statutory reserves	6,647,109	6,647,109	924,699
Accumulated other comprehensive income	2,254,558	8,647,353	1,202,959
Total Nano Labs Ltd shareholders’ equity (deficit)	(14,732,998)	230,789,121	32,105,770
Noncontrolling interests	(1,528,352)	2,118,703	294,739
Total shareholders’ equity (deficit)	(16,261,350)	232,907,824	32,400,509

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	350,300,231	615,933,492	85,684,364

*	After giving effect of the 2-for-1 and 10-for-1 reverse stock split effective on January 31, 2024 and November 3, 2024, respectively

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended December 31,
	2023	2024
	RMB	RMB	US$
Net revenues	26,066,660	15,856,436	2,205,837
Cost of revenues	66,617,485	4,284,184	595,986
Gross profit (loss)	(40,550,825)	11,572,252	1,609,851

Operating expenses:
Selling and marketing expenses	5,830,986	4,801,639	667,970
General and administrative expenses	22,360,766	25,379,491	3,530,618
Research and development expenses	55,648,133	21,210,897	2,950,712
Total operating expenses	83,839,885	51,392,027	7,149,300

Loss from operations	(124,390,710)	(39,819,775)	(5,539,449)

Other expenses (income):
Finance expenses (income)	(680,536)	1,994,310	277,434
Interest expenses	-	4,903,728	682,172
Interest income	(153,112)	(407,669)	(56,712)
Change in fair value of cryptocurrencies	-	15,744,170	2,190,219
Other income	(3,507,095)	(1,660,935)	(231,058)
Total other expenses (income)	(4,340,743)	20,573,604	2,862,055

Loss before income tax provision	(120,049,967)	(60,393,379)	(8,401,504)
Income tax provision	(17,394)	-	-
Net loss	(120,032,573)	(60,393,379)	(8,401,504)
Less: net loss attributable to noncontrolling interests	(1,528,282)	(4,440,071)	(617,672)
Net loss attributable to Nano Labs Ltd	(118,504,291)	(55,953,308)	(7,783,832)

Comprehensive income (loss):
Net loss	(120,032,573)	(60,393,379)	(8,401,504)
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,616,096)	1,591,571	221,408
Comprehensive Loss	(121,648,669)	(58,801,808)	(8,180,096)
Comprehensive loss attributable to noncontrolling interests	(1,528,352)	(4,440,489)	(617,730)
Comprehensive loss attributable to Nano Labs Ltd	(120,120,317)	(54,361,319)	(7,562,366)

Net loss per ordinary share attributable to Nano Labs Ltd
Basic*	(19.12)	(6.01)	(0.84)
Diluted*	(19.12)	(6.01)	(0.84)

Weighted average number of shares used in per share calculation:
Basic*	6,197,066	9,316,203	9,316,203
Diluted*	6,197,066	9,316,203	9,316,203

*	After giving effect of the 2-for-1 and 10-for-1 reverse stock split effective on January 31, 2024 and November 3, 2024, respectively

Non-GAAP Reconciliation

(Unaudited)

	For the Six Months Ended December 31,
	2023	2024
	RMB	RMB	US$
Net loss	(120,032,573)	(60,393,379)	(8,401,504)
Add:
Share-based compensation expenses	580,813	116,013	16,139
Non-GAAP adjusted net loss	(119,451,760)	(60,277,366)	(8,385,365)